

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 11, 2011

By facsimile and U.S. Mail

Ms. Sheryl Briscoe
President, Secretary, Treasurer, and Director
Degaro Innovations Corp.
Lot 107, Roaring River
Steer Town PO
St. Ann, Jamaica, West Indies

> **Re:** **Degaro Innovations Corp.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed January 25, 2011**
> **File No. 333-169770**

Dear Ms. Briscoe:

We reviewed the filing and have the comments below.

General

1. We considered the response to prior comment 1 and continue to believe for the reasons stated previously that Degaro Innovations' proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Additionally, we note the disclosure on page 8 that Degaro Innovations must raise cash to begin its operations and the disclosure on page 44 that Degaro Innovations does not have any arrangements to complete any private placement financings to meet its cash requirements for the next 12 months. Further, disclosure on page 44 states that Degaro Innovations' primary priority for the next 12 months will be to retain its reporting status with us and that Degaro Innovations must first ensure that it has sufficient capital to cover its legal and accounting expenses before focusing on product acquisition, testing, and servicing costs and the marketing and advertising of its products. As requested previously, please revise the registration statement to comply with Rule 419.

2. We considered the response to prior comment 3. Notwithstanding the distribution agreement entered into with Shenzhen Commonpraise Co., Ltd., Degaro Innovations must raise cash to begin its operations and does not have any arrangements to complete any private placement financings to meet its cash requirements for the next 12 months. As requested previously, please revise the disclosure throughout the registration statement to state that Degaro Innovations currently is a shell company. Further, please revise the related Rule 144 disclosure to reflect that Degaro

Innovations currently is a shell company.

You may contact Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Staff Attorney, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Dennis Brovarone, Esq.
        18 Mountain Laurel Drive
        Littleton, CO 80127
        Fax (303) 466 4826